SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                FORM 12B-25

                                          Commission File Number: 333-83917

                        NOTIFICATION OF LATE FILING

 ( ) Form 10-K   ( ) Form 11-K   ( ) Form 20-F   (X) Form 10-Q   ( ) Form N-SAR

      For Period Ended:  September 30, 1999


 ( ) Transition Report on Form 10-K      ( ) Transition Report on Form 10-Q
 ( ) Transition Report on Form 20-F      ( ) Transition Report on Form N-SAR
 ( ) Transition Report on Form 11-K

      For Transition Period Ended:  Not applicable.


      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not applicable.


                                   PART I
                           REGISTRANT INFORMATION

 Full name of registrant:  Motor Coach Industries International, Inc.

 Former name, if applicable:  Not Applicable

 Address of principal executive office:  10 East Golf Road

 City, state and zip code:  Des Plaines, Illinois 60016



                                  PART II
                          RULE 12B-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |(a)  The reason described in detail in Part III of this form could not
     |     be eliminated without unreasonable effort or expense;
     |
     |(b)  The subject annual report, semi-annual report, transition report
     |     on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will
     |     be filed on or before the 15th day following the prescribed due
 (X) |     date; or the subject quarterly report or transition report on
     |     Form 10-Q, or portion thereof will be filed on or before the
     |     fifth calendar day following the prescribed due date; and
     |
     |(c)  The accountant's statement or other exhibit required by Rule 12b-
     |     25 (c) has been attached, if applicable.


                                  PART III
                                 NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

      Motor Coach Industries International, Inc. (the "Company") first became a reporting company under Section 12 of the Securities Exchange Act of 1934, as amended, on September 27, 1999, as a result of the registration of the Company's 111/4% Senior Subordinated Notes due 2009, pursuant to the Company's Registration Statement on Form S-4 in connection with the Company's exchange offer for its 111/4% Subordinated Notes due 2009. Both the Company's management and its independent public accountants and auditors allocated substantial time and resources to preparing such Registration Statement and consummating such exchange offer. In addition, the Company underwent a change in control and changes in the Company's management during the quarter ended September 30, 1999.

      As a result of such change in control and changes in management, as well as the significant time and effort expended by the Company's management and its outside auditors in connection with the exchange offer and the preparation of the Registration Statement on Form S-4 referred to above and because the Company is still in the process of completing the analysis of its results of operations for the fiscal quarter ended September 30, 1999, the Company will not be in a position to file timely its Quarterly Report on Form 10-Q for the fiscal quarter ended September
 30, 1999.   Nevertheless, the Company does intend to file its Quarterly
 Report on Form 10-Q for the fiscal quarter no later than the fifth calendar day following the prescribed due date, as contemplated by Rule 12b-25(b)(2) promulgated under the Securities Exchange Act of 1934, as amended.


                                  PART IV
                             OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:

           Horst Sieben            (847)                 299-9900
           ----------------------------------------------------------
             (Name)             (Area Code)        (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report(s).

                                                       (X)  Yes   ( ) No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       ( ) Yes   (X)  No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                 Motor Coach Industries International, Inc.
                --------------------------------------------
                (Name of Registrant as Specified in Charter)

 Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


 Date:  November 15, 1999          By: /s/ Horst Sieben
                                      ----------------------------
                                      Horst Sieben
                                      Chief Financial Officer